

July 27, 2006

Leslie A. Blodgett
Chief Executive Officer
Bare Escentuals, Inc.
71 Stevenson Street, 22nd Floor
San Francisco, CA 94105

> **Re: Bare Escentuals, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 30, 2006**
> **File No. 333-135484**

Dear Ms. Blodgett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided.

2. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are

filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

4. Please update all information in the prospectus to the most recent practicable date.

Inside Front Cover Page

5. Please provide a copy of any inside cover graphics.

Prospectus Summary, page 1

Our Company, page 1

6. Please balance the summary discussion of your company, competitive strengths, and growth strategy with the risks that face your company.

7. Please clarify that third parties develop and manufacture your products.

Recapitalization Transactions, page 3

8. Please disclose that Berkshire Partners, JH Partners, and members of senior management were the primary beneficiaries of the dividends paid and quantify the amount paid to each.

The Offering, page 5

9. Please disclose here and under Use of Proceeds and Certain Relationships and Related Transactions if Berkshire Partners or JH Partners hold any of the debt which you intend to repay.

10. Please quantify the amount of debt that will remain after applying the net proceeds of the offering.

Summary Consolidated Financial Data, page 6

11. In footnote (j) you state that in evaluating your business you consider and use EBITDA and Adjusted EBITDA as supplemental measures of your operating performance. Please expand your disclosure to state how and why you use both of these non-GAAP financial measures as a supplemental measure of your operating performance as well as why you believe presentation of both of these amounts provides useful information to investors. You state that Adjusted

> EBITDA is a key profitability measure for covenant compliance under your senior secured credit facilities. Please clarify whether this measure is calculated in accordance with the terms of your covenants. Refer to Item 10(e) of Regulation S-K.

Risk Factors, page 12

12. Please add a separate risk factor regarding your substantial negative net worth and the effects on the company's ability to obtain credit. Disclose your negative net worth on a pro forma basis after giving effect to this offering and the use of proceeds. Disclose that your negative net worth resulted from the use of borrowings to fund dividends.

13. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or to any offering." The risks you disclose relating to being a public company and becoming involved in securities class action litigation could apply to nearly any issuer in your industry and even in other industries. If you elect to retain these general risk factors in your prospectus, you must clearly explain how they apply to your company or offering.

Our indebtedness could limit our ability to plan . . . , page 22

14. Quantify the maximum amount of additional debt you can incur under your debt instruments.

15. Please quantify your annual debt service costs.

Forward-Looking Statements, page 32

16. We note your disclosure that investors should rely only on the information contained in this prospectus. If you intend to use any free writing prospectuses, you should consider removing this language when you have a Section 10 prospectus available, as you will be liable for, and investors would be entitled to rely upon, that information.

Use of Proceeds, page 33

17. Please disclose the maturity date of the 15% senior subordinated notes.

Dividend Policy, page 34

18. Please disclose whether the cash dividends were declared pursuant to any agreement. Clarify whether you have historically had sufficient earnings to pay dividends or whether you used borrowings.

Dilution, page 37

19. Please also provide dilution information assuming the underwriters exercise the over allotment option.

20. Please explain to us how you determined the amount of total consideration paid by existing shareholders, including how you considered dividends.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 46

21. Please present your historical, pro forma and pro forma as adjusted shares authorized, issued and outstanding on the face of your pro forma balance sheet.

22. Please disclose in the footnote to adjustment (d) how you computed the amount of the adjustment to your income taxes, including your assumed tax rate.

23. Please break out adjustments (i) and (l) into two separate adjustments: reductions in interest expense due to extinguishments of existing debt and additions to interest expense due to new debt. Each of these pro forma adjustments should show precisely how the amount of each adjustment was computed. Each adjustment should disclose the amount of each debt being repaid or issued multiplied times its interest rate and arrive at the amount of interest expense to be deducted or added in the pro forma adjustment. For debt that incurs interest at a variable rate, you should disclose whether you used the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect or the rate as of a given date. If you used the rate as of a given date, please also disclose the date used. Please also disclose the interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%). Make the appropriate revisions.

24. It is not clear why you are removing the charge of $16.5 million for debt extinguishment costs form your historical statements of operations to arrive at your pro forma statements of operations. Please advise or revise your pro forma statements of operations.

25. In the footnote to adjustment (m), please include a reconciliation in table format between the historical and pro forma weighted average shares used in computing basic and diluted EPS. Please also disclose any shares not included for anti-dilution reasons.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 50

Basis of Presentation, page 51

26. It appears that you may include some costs of your distribution network in selling, general and administrative expenses, such as fulfillment expenses and depreciation of vehicles used in your distribution network. Please clarify your disclosure to state whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in selling, general and administrative expenses or in cost of goods sold. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please also disclose:

   - the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
   - that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

27. On page 57, you discuss gross margin excluding the effect of the $5.6 million charge related to the modification of the customer warrant. Thus, these amounts constitute non-GAAP measures. Please revise your MD&A for each period presented to remove these non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods, such as this item you refer to, should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions. Please also disclose whether this amount relates the $5.6 million relates to a retail or wholesale customer.

Results of Operations, page 53

28. Please provide a discussion about each segment's operating income in a similar manner as your discussion of each segment's sales. You should separately discuss the business reasons for the changes between periods in each segment's operating income. In addition, where there is more than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change in operating income.

Liquidity and Capital Resources, page 64

29. Please disclose whether you are in compliance with the financial ratios in your credit facilities and disclose what your ratios are as of the most recent practicable date. Please also be more specific about how the financial covenants will become more restrictive.

Contractual Commitments, page 67

30. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Our Markets, page 75

31. Please tell us why you provide market information data for two different years in this section.

Home Shopping Television, page 86

32. Please file the side letter agreement with QVC as an exhibit to the registration statement.

Trademarks, Licenses and Patents, page 90

33. Please file the TriStrata and Bioceutix agreements as exhibits to the registration statement.

Director Compensation, page 98

34. Please disclose the exercise price for the options granted to Ms. Ottinger, Ms. Rose, and Mr. Senk.

Certain Relationships and Related Transactions, page 111

35. We note the disclosure in your financial statement footnotes that the company paid a $2.7 million prepayment penalty in connection with the February 2005 recapitalization and that the holders of the related loans and notes are stockholders of the company. In addition, fees in the amount of $3.165 million were paid to lenders, who are also stockholders, in connection with the October 2005 recapitalization. Please provide the disclosure required by Item 404 of Regulation S-K in this section of the prospectus.

Where You Can Find More Information, page 128

36. Please remove the sentence in the middle of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

Financial Statements

General

37. Page 5 indicates that a stock split will occur immediately prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

Statements of Changes in Stockholders' Equity, page F-5

38. In footnote (5) to note 2 of your financial statements you state that the historical stockholders' equity prior to the June 2004 Recapitalization has not been retroactively restated. Please revise your statement to retroactively restate the historical stockholders' equity of MD Beauty, Inc. prior to the June 2004 Recapitalization for the equivalent number of shares received in the recapitalization, or tell us how you determined it was not appropriate to retroactively restate.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-10

General

39. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers or for any other sales incentives provided to your customers, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included

in that line item. Refer to EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Advertising Costs, page F-19

40. Please disclose the method that is used to amortize your infomercials.   Please also tell us how you determined a twelve month period of amortization is appropriate. Refer to paragraphs 34 to 36 of SOP 00-2.

41. Please disclose what cash flow statement line item includes production costs associated with infomercials. Refer to paragraph 55 of SOP 00-2.

42. Please disclose your accounting policy for the costs of catalogs.

Note 9. Revolving Lines of Credit and Note 10. Long-Term Debt, page F-26

43. For each debt modification, please disclose the amount of capitalized costs associated with the original debt at the time of modification, and how you accounted for these costs in accordance with EITF 96-19. Please also disclose the amount of costs associated with the modified debt, and how you accounted for these costs in accordance with EITF 96-19.

Note 14. Stockholders' Equity and Note 15. Stock-Based Employee Compensation Plans, page F-36

44. Please provide us with an analysis of all equity issuances since January 1, 2006. This analysis should include stock options issued to employees, directors, consultants, and other associates, including the common stock issued to Berkshire and JHP in connection with the June 2006 Recapitalization. For each transaction:
   - identify the parties, including any related parties;
   - the nature of the consideration; and
   - the fair value and your basis for determining the fair value.
      o Indicate whether the fair value was contemporaneous or retrospective.
      o To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.
      o For equity transactions in which you and your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

45. Please provide more detailed disclosures regarding each equity transaction during each period presented including, but not limited to, the following:
    - The reason for the issuance;
    - The consideration received by you, if any;
    - The fair value of the securities issued;
    - Number of shares granted;
    - Exercise price;
    - Fair value of common stock;
    - The existence of any conversion or redemption features;
    - Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and
    - If the valuation specialist was a related party, indicate as such.

Note 18. Segment and Geographic Information, page F-45

46. Please disclose the types of selling, general and administrative expenses not allocated to reportable segments for each period presented. See paragraph 31 of SFAS 131. Please also disclose why there are no long-lived assets allocated to the wholesale segment as well as why goodwill is not allocated to either reportable segment.

47. Please separately present asset and sales information for the United States in accordance with paragraph 38 of SFAS 131.

Item 15. Recent Sales of Unregistered Securities, page II-2

48. Please provide disclosure related to the notes you issued within the past three years.

49. For paragraph (1), provide the aggregate consideration or state the nature of the transaction and the nature and aggregate amount of consideration received by the company. See Item 701 of Regulation S-K.

Exhibits

50. Please file the Management Agreements with Berkshire Partners and JH Partners.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nudrat Salik at (202) 551-3692 or in her absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Robert E. Burwell, Esq.
        Latham & Watkins LLP
        12636 High Bluff Drive, Suite 400
        San Diego, CA 92130